Filed Pursuant to Rule 424(b)(3)
Registration No. 333-207952
STEADFAST APARTMENT REIT III, INC.
SUPPLEMENT NO. 5 DATED JANUARY 4, 2017
TO THE PROSPECTUS DATED JULY 25, 2016

This document supplements, and should be read in conjunction with, our prospectus dated July 25, 2016, as supplemented by Supplement No. 4, dated November 29, 2016, relating to our offering of up to $1,300,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 5 shall have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 5 is to disclose:

•	the status of our public offering;
•	the renewal of our Advisory Agreement with our advisor;
•	the commencement of accepting subscriptions from Pennsylvania residents;
•	an update to our suitability standards;
•	an update to our subscription procedures; and
•	our recent acquisition of Canyon Resort at Great Hills Apartments, a residential property located in Austin, Texas.
Status of Our Public Offering

We commenced our initial public offering of up to $1,300,000,000 in shares of our common stock on February 5, 2016. We are offering $1,000,000,000 in shares of our common stock to the public in our primary offering, consisting of Class A common shares, Class R common shares and Class T common shares, and $300,000,000 in shares of our common stock pursuant to our distribution reinvestment plan, consisting of Class A common shares, Class R common shares and Class T common shares. As of December 28, 2016, we had received and accepted investors’ subscriptions for and issued 1,213,954 shares of our Class A common stock, 97,266 shares of our Class R common stock and 877,821 shares of our Class T common stock in our public offering, resulting in gross offering proceeds of approximately $52,857,152, including $292,818 in shares issued pursuant to our distribution reinvestment plan.

As of December 28, 2016, approximately 39,512,048 shares of our common stock remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares of our common stock in our initial public offering until the earlier of February 5, 2018, unless extended, or the date on which the maximum offering amount has been sold.
Renewal of the Advisory Agreement

On January 3, 2017, we entered into Amendment No. 1 to the Amended and Restated Advisory Agreement with our advisor. The amendment renews the term of the advisory agreement, effective as of February 5, 2017, for an additional one-year term ending on February 5, 2018.
Commencement of Accepting Subscriptions from Pennsylvania Residents

On December 20, 2016, we satisfied the conditions of our special escrow provisions for residents of Pennsylvania, and began accepting subscriptions from residents of Pennsylvania. See “—Update to Suitability Standards below.”
Update to Our Suitability Standards

The following information should be read in conjunction with the discussion contained in the “Suitability Standards” section of our prospectus beginning on page i and Appendix B: Form of Subscription Agreement.

Pennsylvania—In addition to meeting the general suitability standards stated above, a Pennsylvania investor’s maximum investment in this offering may not exceed 10% of the investor’s net worth (excluding the value of the investor’s home furnishings and automobiles).

The discussion of Pennsylvania investors on pages ii and iii of the “Suitability Standards” section immediately following the Vermont suitability standard is deleted in its entirety and replaced with the following:

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Due to the fact that the minimum offering amount is less than $100,000,000, we caution Pennsylvania investors to carefully evaluate our ability to fully accomplish our stated objectives and to inquire as to the current dollar volume of our subscription proceeds.
Update to Our Subscription Procedures

The section “Subscription Procedures” of our prospectus on pages 192 and 193 is deleted in its entirety and replaced with the following:

To purchase shares of our common stock in this offering, an investor must complete and sign a subscription agreement (in the form attached to this prospectus as Appendix B) for a specific number of shares and pay for the shares at the time of subscription. Your check should be made payable to “Steadfast Apartment REIT III, Inc.” Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part for any or no reason. Subscription payments will be deposited into a special account in our name under the joint authorization of the dealer manager and us until such time as we have accepted or rejected the subscriptions. We will accept or reject subscriptions within 30 days of our receipt of such subscriptions and, if rejected, we will return all funds to the rejected subscribers without interest and without deduction within ten business days from the date the subscription is rejected. If an investor’s subscription is accepted, the subscription funds will be transferred into our general account and the investor will receive a notice of our acceptance and a confirmation of its purchase. Investors are required to represent in the subscription agreement that they have received a copy of this prospectus. In order to ensure that an investor has had sufficient time to review this prospectus, we will not accept an investor’s subscription until at least five business days after the investor’s receipt of the final prospectus. An approved custodian must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance of the subscription to the custodian.
Our Acquisition of Canyon Resort at Great Hills Apartments
On December 29, 2016, we acquired a fee simple interest in a 256-unit multifamily residential community located in Austin, Texas, known as Canyon Resort at Great Hills Apartments, or the Canyon Resort property, through STAR III Canyon Resort, LLC, or STAR III Canyon Resort, a wholly-owned subsidiary of our operating partnership.
Financing and Fees
STAR III Canyon Resort acquired the Canyon Resort property from third-party sellers for an aggregate purchase price of $44,500,000, exclusive of closing costs. STAR III Canyon Resort financed the purchase price for the Canyon Resort property with a combination of (1) proceeds from our ongoing public offering and (2) a loan in the aggregate principal amount of $31,710,000 from PNC Bank, National Association, which we refer to as the “lender,” pursuant to the requirements of the Fannie Mae structured ARM conventional product line, as evidenced by a Multifamily Note and Multifamily Loan and Security Agreement, which we refer to as the “Canyon Resort loan.” For additional information on the terms of the Canyon Resort loan, see “—Canyon Resort Loan” below.
An acquisition fee of approximately $948,057 was earned by our advisor in connection with the acquisition of the Canyon Resort property.
Description of the Property
The Canyon Resort property has 256 apartment homes and was constructed in 1997. The Canyon Resort property consists of 12 three-story garden-style apartment buildings and is situated on an approximately 33-acre site. The Canyon Resort property consist of one-, two- and three-bedroom apartment homes averaging 983 square feet per unit with an average monthly rent of $1,335. Apartment amenities at the Canyon Resort property include complete appliance package, personal balcony or patio, ceiling fans, washer and dryer machines, 9-foot ceilings and in selected unites fireplaces, hardwood flooring, attached garages and updated lighting and plumbing fixtures. Property amenities at the Canyon Resort property include a resort-style pool with a spacious sundeck, a fitness center, a business center, BBQ area, detached garage parking and hiking trails. Occupancy at the Canyon Resort property was approximately 94.5% as of December 25, 2016. We believe the Canyon Resort property is adequately insured.
Canyon Resort Loan
In connection with the acquisition of the Canyon Resort property, STAR III Canyon Resort borrowed $31,710,000 from the lender pursuant to the Canyon Resort loan. The Canyon Resort loan has a 120-month term with a maturity date of January 1, 2027. STAR III Canyon Resort paid a loan origination fee of $174,405 to the lender in connection with the Canyon Resort loan.

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Interest on the outstanding principal balance of the Canyon Resort loan accrues at an initial rate of 3.071%, and an initial monthly debt service payment of $83,856 is due and payable on February 1, 2017. Beginning February 1, 2017 and continuing until the maturity date, interest on the outstanding principal balance of the Canyon Resort loan will accrue at the one-month London Interbank Offered Rate (LIBOR) plus 2.31%, as further described in the Canyon Resort loan documents. Commencing on February 1, 2022, in addition to the monthly interest payment, a monthly payment of principal in the amount of $44,335 is due and payable on the first day of each month until the maturity date. The entire outstanding principal balance and any accrued interest on the Canyon Resort loan is due and payable in full on the maturity date.
STAR III Canyon Resort may voluntarily prepay all of the unpaid principal balance of the Canyon Resort loan and all accrued interest thereon and other sums due to the lender under the Canyon Resort loan documents following the third year of the Canyon Resort loan, provided that STAR III Canyon Resort provides the lender with prior notice of such prepayment and pays a prepayment fee, all in accordance with the terms of the Canyon Resort loan.
The performance of the obligations of STAR III Canyon Resort under the Canyon Resort loan is secured by a Multifamily Deed of Trust, Assignment of Leases and Rents, Security Agreement and Fixture Filing with respect to the Canyon Resort property. Additionally, pursuant to an Assignment of Management Agreement, STAR III Canyon Resort assigned all of its rights under the Property Management Agreement (described below) to the lender upon an event of default under any of the Canyon Resort loan documents.
In connection with the acquisition of the Canyon Resort property, STAR III Canyon Resort entered into an Environmental Indemnity Agreement, or the environmental indemnity, pursuant to which STAR III Canyon Resort agreed to indemnify, defend and hold harmless the lender and certain other parties identified in the environmental indemnity, from and against any actions, damages, claims or other liabilities that the lender or such other parties may suffer or incur as a result of, among other things, (1) the actual or alleged presence of certain hazardous substances on or under the Canyon Resort property or any other property from which hazardous materials derived or allegedly derived from the Canyon Resort property, (2) any actual or alleged violation of any environmental laws applicable to the Canyon Resort property, (3) any breach of any representation or warranty made in the environmental indemnity by STAR III Canyon Resort, (4) any failure by STAR III Canyon Resort to perform any of its obligations under the environmental indemnity, (5) any remedial work as defined in the environmental indemnity or (6) the existence or alleged existence of any prohibited activity or condition as defined in the environmental indemnity.
We have absolutely, unconditionally and irrevocably guaranteed to the lender full and prompt payment and performance when due of all amounts for which STAR III Canyon Resort is personally liable under the Canyon Resort loan documents, as described above, in addition to all costs and expenses incurred by the lender to enforce these rights.
Management of Property
On the closing date of the acquisition of the Canyon Resort property, STAR III Canyon Resort and Steadfast Management Company, Inc., or the property manager, an affiliate of our advisor, entered into a Property Management Agreement under which the property manager serves as the exclusive manager and leasing agent of the Canyon Resort property. Pursuant to the Property Management Agreement, STAR III Canyon Resort pays the property manager a monthly management fee in an amount equal to 2.75% of the Canyon Resort property’s gross collections for such month. In addition, the property manager may earn an incentive management fee equal to 1% of gross collections based on performance metrics as described in the Property Management Agreement. The Property Management Agreement has an initial term of one year and will continue thereafter on a month-to-month basis unless either party gives 60-days prior written notice of its desire to terminate the Property Management Agreement. STAR III Canyon Resort may terminate the Property Management Agreement at any time upon 30-days prior written notice to the property manager in the event of the gross negligence, willful misconduct or bad acts of the property manager or any of the property manager’s employees. Either party may terminate the Property Management Agreement due to a material breach of the other party’s obligations under the Property Management Agreement that remains uncured for 30 days after notification of such breach. In the event of a termination of the Property Management Agreement by STAR III Canyon Resort without cause, STAR III Canyon Resort will pay a termination fee to the property manager equal to three months of the monthly management fee based on the average gross collections for the three months preceding the date of termination.
STAR III Canyon Resort also entered into a Construction Management Services Agreement with Pacific Coast Land & Construction, Inc., or PCL, an affiliate of our advisor. Pursuant to the Construction Management Services Agreement, PCL will provide construction management services with respect to capital improvements and renovations from time to time at the Canyon Resort property for a construction management fee in an amount equal to 6% of the total cost of the improvements and renovations. In addition to the construction management fee, if PCL provides additional staffing for an improvement or renovations, STAR III Canyon Resort will reimburse PCL for all costs associated with such staffing. The Construction Management Services Agreement may be terminated by either party with 30-days prior written notice to the other party.

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